NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 30, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 18, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between China Distance Education Holdings Limited and China Distance Learning Investments Limited, a wholly-owned subsidiary of Champion Distance Education Investments Limited became effective on March 18, 2021. Each China Distance Education Holdings Limited American Depositary Shares (Each represents four Ordinary Shares) was exchanged for USD 9.80 in cash, without interest and less any applicable withholding taxes (less $0.05 per ADS cancellation fees). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 19, 2021.